Exhibit 99.7

DATA PROCESSING AGENT AGREEMENT

Dear Mellon Investor Services LLC:

The following will confirm our agreement (“Agreement”), as more fully described below, in which Mellon Investor Services, LLC. (the “Agent” or “BNYM”) has agreed to serve as the exclusive data processing agent in connection with the proposed stock issuance (the “Issuance”) of The Community Bank, Brockton Massachusetts (“The Community Bank”). The Issuance will occur pursuant to a governing plan (“Plan”), which may be amended from time to time, adopted in accordance with applicable regulations (“Statute”). Certain terms whose initial letters are capitalized are defined herein; others are defined as set forth in the Plan. This Agreement shall not constitute a part of the Plan.

Both The Community Bank and BNYM are a “party” to this Agreement and one or both of such entities are “parties” hereto. For purposes of this Agreement, a “Business Day” is any day that BNYM is open for business, except Saturdays and Sundays.

Section 1. Appointment of Agent. THE COMMUNITY BANK hereby appoints and designates BNYM as the exclusive data processing agent for the Issuance and BNYM hereby accepts such appointment and designation, subject to the terms and conditions of this Agreement. The parties hereto understand and acknowledge that the Agent, by accepting such appointment and designation, in no way endorses the merits of the Issuance. THE COMMUNITY BANK hereby acknowledges that the status of the Agent is that of an agent only for the limited purposes set forth herein, and THE COMMUNITY BANK hereby agrees that in the Issuance it will not represent or imply that the Agent, by serving as the data processing agent hereunder or otherwise, has investigated, approved or endorsed the desirability or advisability of the Issuance, or has approved, endorsed, or passed upon the merits of the Plan and the Issuance, other than an acknowledgment that the Agent has agreed to serve as data processing agent for the limited purposes set forth herein. THE COMMUNITY BANK further agrees that it will not use the Agent’s name in any registration statement, prospectus, sales literature, advertisement, website, presentation or otherwise in connection with the Issuance without receiving the prior written consent of the Agent. The Agent will not unreasonably withhold its consent to the use of its name by THE COMMUNITY BANK in the Registration Statement and the Prospectus contained therein to be filed with the Securities and Exchange Commission (“SEC”) and similar filings with the other regulators in connection with the Stock Issuance Materials to be mailed to eligible customers (collectively, “Eligible Members”) of THE COMMUNITY BANK in connection with the Plan. The parties hereto acknowledge and agree that the Agent has made no investigation with respect to THE COMMUNITY BANK, the Plan, the Issuance, the investment decision of the Eligible Members, or any other aspect of the said transaction taking place between THE COMMUNITY BANK, its depositors and the public. Without limiting the foregoing, the Agent shall have no duty to ascertain whether THE COMMUNITY BANK is in compliance with the Statute or the Plan and shall not be responsible or liable for any failure of THE COMMUNITY BANK to comply with all applicable law, including the Statute and applicable federal and state securities laws, and the Plan. All actions taken shall be taken by the Agent pursuant to the terms and conditions of this Agreement and instructions from one or more authorized persons representing THE COMMUNITY BANK.

Section 2. Fees Payable to the Agent.

(a)	(i) THE COMMUNITY BANK hereby agrees to pay BNYM for its services hereunder in accordance with the provisions of the Fee Schedule, attached hereto as Appendix B, and made a part hereof, together with reimbursement for out-of-pocket expenses (including reasonable fees and disbursements of counsel). All amounts owed to BNYM are due upon receipt of the invoice and THE COMMUNITY BANK hereby agrees to pay all bills submitted by BNYM promptly upon receipt. Outstanding balances unpaid for thirty (30) days will accrue interest at the rate of 1.5% per month until paid in full. THE COMMUNITY BANK agrees to reimburse BNYM for any attorney’s fees or other costs associated with collecting delinquent payments.

(ii) In the event that this Agreement is terminated by THE COMMUNITY BANK due to the termination of the Issuance pursuant to Section 4 hereof, THE COMMUNITY BANK shall pay to the Agent all fees and expenses up to and through the date of receipt of notice by BNYM of the termination of the Issuance regardless of whether such termination is due to a breach by BNYM.

(iii) The payment of the fees and expenses to the Agent by THE COMMUNITY BANK shall not be contingent upon the completion of the Issuance.

(iv) BNYM shall be paid by THE COMMUNITY BANK for all services performed and all expenses incurred during the term of this Agreement.

(v) THE COMMUNITY BANK shall be charged for certain expenses advanced or incurred by Agent in connection with Agent’s performance of its duties hereunder. Such charges include, but are not limited to, stationery and supplies, such as envelopes, and paper stock, as well as any disbursements for telephone, mail insurance, electronic document creation and delivery, travel expenses. While Agent endeavors to maintain such charges (both internal and external) at competitive rates, these charges will not, in all instances, reflect actual out-of-pocket costs, and in some instances may include handling charges to cover internal processing.

(vi) With respect to any mailings processed by Agent, THE COMMUNITY BANK shall be charged postage as an out-of-pocket expense at postage rates that may not reflect all available or utilized postal discounts, such as presort or NCOA discounts. THE COMMUNITY BANK shall, at least one business day prior to mail date, provide immediately available funds sufficient to cover all postage due on such mailing. Any material mailing schedule changes, including, but not limited to, delays in delivering materials to Agent or changes in a mailing commencement date, may result in additional fees and/or expenses.

BNYM Comments	Page 2	8/11/2008

(b) The parties may agree, at a later date, for BNYM to provide to THE COMMUNITY BANK services which will be in addition to those set forth on Appendix A for additional fees to be mutually agreed upon at such time. With respect to the performance of any such additional services (“Additional Services”), the parties will execute an authorization letter, which shall be signed by duly authorized officers of THE COMMUNITY BANK and the Agent, setting forth a description of the services to be rendered by the Agent, and the additional fees to be paid by THE COMMUNITY BANK to the Agent for such service. Upon such execution, such authorization letter shall become an amendment to this Agreement and, to the extent not inconsistent with the authorization letter, subject to the terms and conditions of this Agreement.

Section 3. Duties of the Agent.

(a) The Agent hereby agrees to perform the services for THE COMMUNITY BANK as set forth in Appendix A (the “Services”) attached hereto and made a part hereof. The Agent agrees to perform the Services hereunder in a commercially reasonable manner. The Agent will use commercially reasonable efforts to comply with all timely, appropriate and lawful instructions received from previously identified duly authorized representatives of THE COMMUNITY BANK consistent with the Services; provided, however, the Agent makes no warranties regarding the rendering of the Services, and no additional warranties may be implied from the terms of this Agreement. THE COMMUNITY BANK will promptly provide to the Agent all information that it may reasonably request in order to permit the Agent to perform the Services required to be performed by the Agent hereunder. In addition, THE COMMUNITY BANK will: (i) inform all of its Issuance advisors that the Agent shall act as the exclusive data processing agent in the Issuance and that they are authorized and directed to communicate with the Agent and to provide the Agent with all information that it may reasonably request; (ii) cause the Agent to have adequate notice of and permit the Agent to attend meetings (whether in person or by conference telephone, Internet or video) relating to the Issuance where the Agent’s attendance is, in the discretion of the Agent, relevant, advisable or necessary; (iii) cause the Agent to receive, as they become available, copies of the significant documents relating to the Plan or the Issuance, to the extent the Agent believes that such documents are necessary or appropriate for the Agent to perform its Services; and (iv) cause the Agent to have adequate advance notice of any proposed changes to the Plan, Issuance or its proposed Services as set forth on Appendix A. Failure by THE COMMUNITY BANK to keep the Agent timely and adequately informed shall excuse the Agent’s delay in the performance of its Services and may be grounds for the Agent to terminate this Agreement pursuant to Section 4 hereof.

(b)(i) The actions to be taken by the Agent hereunder are deemed by the parties to be ministerial only and not discretionary, and THE COMMUNITY BANK shall have the sole responsibility to make any and all decisions with respect to the Plan and the Issuance, including but not limited to decisions as to who is an Eligible Member, the address of any Eligible Member, and other matters set forth in the Plan. The Agent shall not be called upon at any time to give any advice to any person or entity regarding the Issuance or the Plan. The Agent shall safe keep any monies it may receive (the “Funds”) and exercise such care there over as it does over its own assets, but no less than a prudent person would exercise under the circumstances.

BNYM Comments	Page 3	8/11/2008

(ii) THE COMMUNITY BANK may designate one or more persons to deal with the Agent and the Agent may rely upon the instructions and representations (whether oral or in writing) of such persons without further inquiry or investigation. The Agent shall not be responsible for any action taken in reliance upon any signature, endorsement, assignment, certificate, order, request, notice or instruction (whether written or oral), or other instrument or document reasonably believed by it to be valid, genuine and sufficient in carrying out its duties hereunder. The Agent shall not be liable or responsible, and shall be fully authorized and protected for, acting or failing to act in accordance with any oral instructions or requests. The Agent may consult with legal counsel chosen in good faith at the expense of THE COMMUNITY BANK as to any matter relating to this Agreement, and the Agent shall not incur any liability in acting in good faith in accordance with any advice from such counsel or in relying in good faith upon the Agent’s determinations as to questions of fact.

(c) BNYM may subcontract for the provision of the Services to be rendered hereunder with any one or more of its affiliates or with any other party without the prior written consent of THE COMMUNITY BANK. The fees and expenses of such subcontractor shall be paid directly to such subcontractor by the Agent, unless otherwise agreed to by the parties hereto in writing. Any subcontractor retained by the Agent shall agree to comply with the provisions of this Agreement relating to Confidentiality (Section 5) and Process (Section 6).

(d) Neither the Agent nor any of its directors, managers, officers, employees, affiliates, subsidiaries, agents or contractors nor any of their respective controlling persons, heirs, representatives, estates, successors and assigns shall be liable, directly or indirectly, for any losses, claims, judgments, damages or expenses suffered or incurred by THE COMMUNITY BANK, or any person claiming through it, arising out of or relating to the services provided under this Agreement, other than for, subject to Section 3(e) below, direct damages or expenses directly related to the gross negligence or willful BNYM misconduct of the Agent as finally and specifically determined by a court of competent jurisdiction. Moreover, BNYM shall not be responsible nor liable for delays, errors or omissions arising from, relating to or made in connection with circumstances beyond its reasonable control, including but not limited to, acts or omissions of THE COMMUNITY BANK, its parent company or any of their advisors, acts of governmental authorities, acts of civil commotion or riot, insurrection, acts of military authority, war or acts of war or terrorism, national emergencies, labor difficulties, fire, flood, weather-related problems, acts of God or nature, mechanical or electrical breakdown, computer problems, failure or unavailability of the Federal Reserve Bank wire, facsimile, internet, telex, or other transaction, communications or power supply, a declaration of a banking moratorium or any suspension of payments in respect of banks, any change in the prevailing market rate of interests or currency exchange rates or any interruption in the financial markets in the United States of America or elsewhere, or any change in law or regulation affecting the Agent or THE COMMUNITY BANK.

BNYM Comments	Page 4	8/11/2008

(e) The Agent shall not be liable for any action taken, suffered, or omitted by it or for any error or judgment made by it in the performance of its duties under this Agreement, except for acts or omissions directly relating to the Agent’s gross negligence or willful misconduct as finally and specifically determined by a court of competent jurisdiction. In no event shall the Agent be liable for: (i) acting in accordance with or relying upon any instruction, request, notice, demand, certificate, order or document from THE COMMUNITY BANK or any authorized person or entity acting on its behalf, or (ii) for any consequential, indirect, incidental, punitive, exemplary or special damages of any kind whatsoever (including but not limited to lost profits) even if BNYM has been advised of the possibility of such damages. Any liability of the Agent shall be limited to the amount of fees paid to the Agent hereunder by THE COMMUNITY BANK.

(f) The duties, responsibilities and obligations of the Agent shall be limited to those expressly set forth herein and no duties, responsibilities or obligations shall be inferred or implied. The Agent shall not be subject to, nor required to comply with, any other agreement between or among any or all of the parties hereto and/or any other person or entity, even though reference thereto may be made herein or therein, or to comply with any direction or instruction (other than those contained herein or delivered in accordance with this Agreement) from any person or entity other than THE COMMUNITY BANK. Except as may otherwise be set forth herein, the Agent shall not be required to, and shall not, expend or risk any of its own funds or otherwise incur any financial liability in the performance of its duties hereunder.

(g) The parties hereto acknowledge that there are no third party beneficiaries to this Agreement. This Agreement is for the exclusive benefit of the parties hereto and neither the Eligible Members, nor any other person or entity or their respective heirs, successors and assigns shall be deemed to have any legal or equitable right, remedy or claim hereto.

(h) In the event of any ambiguity or uncertainty hereunder or in any notice, instruction or other communication received by the Agent hereunder, the Agent may, in its sole discretion, refrain from taking any action unless and until the Agent receives written instructions from THE COMMUNITY BANK clarifying the ambiguity or uncertainty and the Agent shall not be liable for the failure to take any action during this period. If any question or dispute arises with respect to the proper interpretation of this Agreement or the Agent’s duties hereunder, the Agent shall not be required to act or be held liable or responsible for its failure or refusal to act until the question or dispute has been (i) judicially settled (and the Agent may, if it deems it advisable, but shall not be obligated to, file a suit in interpleader or for a declaratory judgment for such purpose) by a final judgment of a court of competent jurisdiction that is binding on all parties interested in the matter and is no longer subject to review or appeal, or (ii) settled by a written document in form and substance satisfactory to the Agent and executed by THE COMMUNITY BANK. The Agent shall have no obligation to take any legal action in connection with this Agreement or towards its enforcement, or to appear in, prosecute or defend any action or legal proceeding which would or might involve the Agent in any cost, expense, loss or liability unless indemnification, satisfactory to the Agent, in its sole discretion, shall be furnished by THE COMMUNITY BANK. The Agent shall be indemnified for all reasonable costs (including employee time at the employee’s hourly rate determined by his annual salary) and attorneys’ fees and expenses in connection with any such action.

BNYM Comments	Page 5	8/11/2008

Section 4. Commencement and Termination of this Agreement. This Agreement shall commence immediately upon execution hereof by all parties and shall continue in force until the earlier of the completion or termination of the Issuance pursuant to the Plan or the termination of this Agreement hereunder. This Agreement may only be terminated by THE COMMUNITY BANK in the event of the completion or a termination of the Issuance, or action by BNYM constituting a material violation of applicable law or a material breach of this Agreement, which breach remains uncured for five (5) days after written notice of such breach is delivered by THE COMMUNITY BANK to BNYM. This Agreement may only be terminated by BNYM in the event of a material violation of applicable law, a material breach of this Agreement by THE COMMUNITY BANK, which breach (which shall include the failure to provide BNYM with adequate and timely information as required by Section 3(a) hereof or the failure to pay the fees and expenses of BNYM as required by Section 2 hereof) remains uncured for five (5) days after written notice of breach is delivered by BNYM to THE COMMUNITY BANK or any proceeding in bankruptcy, reorganization, rehabilitation, guaranty fund action, receivership or insolvency is commenced by or against THE COMMUNITY BANK, THE COMMUNITY BANK shall become insolvent, or cease paying its obligations as they become due, or makes an assignment for the benefit of creditors. At the written request of THE COMMUNITY BANK, upon termination of this Agreement, provided that the Agent has been paid in full pursuant to Section 2 hereof, the Agent shall use its reasonable efforts to transfer all of THE COMMUNITY BANK’s data and documentation relating to the Issuance and the Plan data, software and documentation which is proprietary to the Agent in a format acceptable to all parties hereto, to THE COMMUNITY BANK or the substitute data processing agent selected by THE COMMUNITY BANK at THE COMMUNITY BANK’s expense and Agent shall not retain copies of such data and documentation; provided however, that Agent may retain a copy of such data and documentation to the extent necessary to comply with legal, regulatory and archival requirements. Data and documentation should be similarly treated in the event of completion of the issuance. Copies retained shall be protected from outside distribution.

Section 5. Confidentiality. The parties hereto will: (a) hold, and will cause their respective employees, officers, directors, consultants, and advisors to hold, in strict confidence, unless compelled to disclose by judicial or administrative process and then only with written notice prior to disclosure to the disclosing party, all documents and information concerning the disclosing party furnished to the receiving party in connection with the transactions contemplated by this Agreement (including any information about this Agreement, the services to be rendered hereunder and the fees and expenses to be paid hereunder) (except to the extent that such information can be shown to have been (i) previously known by the receiving party other than through a breach of a confidentiality agreement by a third party; (ii) in the public domain through no fault of the receiving party; or (iii) later lawfully acquired by the receiving party from other sources) (the “Confidential Information”), (b) will not use such Confidential Information except for the purposes set forth herein, and (c) will not release or disclose the Confidential Information to any other person, except the receiving party’s attorneys or advisors being utilized in connection with the performance of the receiving party’s duties hereunder (it being understood that such persons shall be informed by the receiving party of the confidential nature of such information and shall be directed by the receiving party to treat such information confidentially). If requested by the disclosing party, the receiving party will return to the disclosing party or destroy (and will provide to the disclosing party a certificate of destruction executed by an

BNYM Comments	Page 6	8/11/2008

authorized officer) all physical or electronic materials furnished by the disclosing party to the receiving party or their respective agents, representatives or advisors and all copies thereof, in whatever medium, and all materials prepared by the receiving party which evaluate or reflect the Confidential Information to the extent such materials do not constitute proprietary data or documentation of the receiving party. It is understood by the parties hereto that the receiving party shall be deemed to have satisfied its obligation to hold the Confidential Information confidential if it exercises the same care as it takes to preserve the confidentiality of its own similar information.

Section 6. Process. If at any time the Agent is served with any judicial or administrative order, judgment, decree, motion, writ, or other form of judicial or administrative process which in any way affects any property of THE COMMUNITY BANK or of any Eligible Members, the Agent is authorized to comply therewith in any reasonable manner as it or its legal counsel of its own choosing deems appropriate; provided that the Agent shall give prompt notice thereof to THE COMMUNITY BANK. If the Agent complies with any such judicial or administrative order, judgment, decree, writ or other form of judicial or administrative process, the Agent shall not be liable to any of the parties, or to any other person or entity, even though such order, judgment, decree, writ or process may be subsequently modified or vacated or otherwise determined to have been without legal force or effect.

Section 7. Indemnification. THE COMMUNITY BANK hereby agrees to indemnify and hold harmless the Agent, its directors, managers, officers, employees, affiliates, subsidiaries, agents, contractors and each of their controlling persons, if any (within the meaning of Section 15 or Section 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and their respective heirs, representatives, successors and assigns (together, the “Agent Group”) against any loss, liability, claim or expense (“Loss”), joint or several, to which the Agent Group may become subject, under any federal or state law or regulation, at common law, in equity or otherwise, insofar as such Loss (or actions in respect thereof) arises out of or is based on or is in connection with or is related to the Plan, the Issuance, or the terms or conditions of this Agreement, except to the extent the Agent is finally found, by a court of competent jurisdiction, to have engaged in willful misconduct or gross negligence. THE COMMUNITY BANK agrees to advance or reimburse the Agent Group (or any one or more of them) within fifteen (15) Business Days of a written request therefore in connection with investigating, preparing or defending against any such loss, claim, damage, liability or action by the Agent Group (or any one or more of them). The indemnification obligations of THE COMMUNITY BANK as provided above are in addition to any liabilities that THE COMMUNITY BANK may have under other agreements, under common law or otherwise. It is understood and agreed that, although the Agent may have consented to descriptions regarding its duties in the Issuance documents of THE COMMUNITY BANK, all such documents (including without limitation, all registration statements, change of control applications, prospectuses, sales literature, advertisements and other such documents, as amended or supplemented) shall be the documents of THE COMMUNITY BANK, and the Agent shall not be responsible for the disclosure or lack of disclosure or the statements or omissions contained therein. The above indemnity shall expressly include, but not be limited to, all liabilities under the Statute, the Securities Act of 1933, as amended, the Exchange Act and any similar state insurance or securities laws and regulations.

BNYM Comments	Page 7	8/11/2008

Section 8. Representations of THE COMMUNITY BANK. THE COMMUNITY BANK represents and warrants to the Agent that: (a) it is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation; (b) it has the full corporate power, authority and legal right to execute, deliver and perform this Agreement; (c) the consummation of the Plan and the performance of all transactions contemplated thereby (including, without limitation, the execution, delivery and performance of this Agreement) have been duly authorized by all necessary corporate actions and will not result in a breach of or constitute a default under: (i) its articles or certificate of incorporation or bylaws; (ii) any indenture, agreement or instrument to which it is a party or is bound; (iii) any existing law, ordinance, or governmental rule or regulation to which it is subject; or (iv) any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority which is applicable to THE COMMUNITY BANK; (d) this Agreement has been duly executed and delivered by THE COMMUNITY BANK and (assuming its due execution and delivery by the Agent) constitutes the legal, valid and binding obligations of THE COMMUNITY BANK, enforceable against THE COMMUNITY BANK in accordance with its terms; (e) the Plan will comply in all material respects with all applicable requirements of law; and (f) there is no action, claim or proceeding, pending or threatened, as of the date hereof, relating to the Plan or affecting in any way the performance of this Agreement by THE COMMUNITY BANK.

Section 9. Representations of the Agent. The Agent represents and warrants to THE COMMUNITY BANK that: (a) it is a New Jersey limited liability company, duly organized and in existence under the laws of the State of New Jersey and has full power and authority under such laws to execute, deliver and perform this Agreement; (b) the execution, delivery and performance of this Agreement by the Agent has been duly authorized by all necessary limited liability company action and will not result in a breach of, or constitute a default under: (i) the Agent’s Articles of Formation or Operating Agreement; (ii) any material indenture, agreement or instrument to which the Agent is a party or is bound; (iii) any existing law, ordinance or governmental rule or regulation known to the Agent to which the Agent is subject; or (iv) any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority which is applicable to the Agent; and (c) this Agreement has been duly executed and delivered by the Agent and (assuming its due execution and delivery by THE COMMUNITY BANK) constitutes the legal, valid and binding obligation of the Agent, enforceable against the Agent in accordance with its terms.

Section 10. Survival of Obligations. The covenants and agreements of the parties hereto set forth in Sections 2, 3(c), 3(d), 3(e), 5, 6, 7, 11 and 13(b) hereto will remain in full force and effect and will survive the closing of the Issuance and the termination of this Agreement, and the Agent Group shall be entitled to the benefit of the covenants and agreements thereafter.

Section 11. Disputes. (a) In the event of any dispute or disagreement between the parties to this Agreement with respect to the interpretation of any provision of this Agreement or the performance of the Agent or THE COMMUNITY BANK under this Agreement, upon the written request of either party, the parties’ respective project managers, or a designated representative of either of them, will meet for the purpose of resolving such dispute or

BNYM Comments	Page 8	8/11/2008

negotiating an adjustment or modification to such provision of the Agreement. THE COMMUNITY BANK and Agent project managers or designated representatives shall meet as often as the parties reasonably deem necessary in order to furnish to the other all information with respect to the matter in issue which the parties believe to be appropriate and germane in connection with its resolution. THE COMMUNITY BANK and Agent project managers or designated representatives will discuss the problem and negotiate in good faith without the necessity of any formal proceeding relating thereto. During the course of such negotiation, all reasonable requests made by one party to the other for information will be honored in order that each of the parties may be fully advised in the premises. The specific format for such discussion will be left to the discretion of THE COMMUNITY BANK and Agent project managers or designated representatives but may include the preparation of agreed upon statements of fact or written statements of position furnished to the other party. In the event the project managers or their designated representatives are unable to amicably resolve the dispute within ten (10) Business Days, the formal proceedings for the resolution of such dispute in accordance with Section 11(b) hereof shall be commenced.

(b) Any dispute relating to this Agreement which cannot be resolved by the respective project managers or their designated representatives pursuant to Section 11(a) hereof shall be referred to THE COMMUNITY BANK and Agent senior officers or their designated representatives for resolution. Without prejudice to the parties’ ability to mutually agree upon mediation, arbitration, or any other alternative dispute resolution process with respect to the dispute, no litigation or other formal proceeding for the resolution of such dispute may be commenced until either party’s senior officer concludes in good faith that amicable resolution of the dispute through continued negotiation does not appear likely.

Section 12. Notices. Except as otherwise contemplated by this Agreement, all notices, demands, requests or other communications which may be or are required to be given, served or sent by any party to any other party pursuant to this Agreement, other than in the normal course of conducting the activities in Appendix A, shall be in writing and shall be mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, or transmitted by hand delivery (including delivery by overnight courier), or by facsimile transmission (confirmed by voice), addressed as follows:

(a)	If to the Agent:

Mellon Investor Services, LLC.

480 Washington Boulevard

Jersey City, NJ 07310

Attn: Michael Battista

Telephone: 201-680-3285

Fax: 201-680-4665

With a copy to:

Mellon Investor Services, LLC

480 Washington Boulevard

BNYM Comments	Page 9	8/11/2008

Jersey City, NJ 07310

Attn: General Counsel

Telephone: 201-680-2198

Fax: 201-680-4610

If to The Community Bank

The Community Bank

David Curtis, President & CEO

1265 Belmont Street

Brockton, MA 02301

Tel: (508) 587-3210

Each party may designate by notice in writing a new address to which any notice, demand, request or communication may thereafter be so given, served or sent. Each notice, demand, request or communication which shall be mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent and received for all purposes at such time as it is delivered to the addressee (with the return receipt as the delivery receipt, the signature of the recipient by overnight courier or (with respect to a facsimile) the voice confirmation being deemed conclusive (but not exclusive) evidence of such delivery) or at such time as delivery is refused by the addressee, upon presentation. The Agent shall not be charged with knowledge of any fact, including but not limited to the performance or non-performance of any condition, unless the Agent has actual knowledge of such fact at the time in question or shall have actually received written notice thereof from THE COMMUNITY BANK clearly referring to this Agreement. Whenever under the terms hereof the time for giving a notice, demand, request or communication falls on a non-Business Day, such time shall be extended to the next Business Day.

Section 13. Agreement.

(a) This Agreement contains the entire agreement of the parties with respect to the subject matter hereof. This Agreement supersedes any other agreements, either oral or written, among the parties hereto. Each party hereto acknowledges that no representation, inducement, promise or agreement, written, oral or otherwise, has been made by any party, or anyone acting on behalf of any party, which is not embodied or expressly stated herein, and that no other agreement, statement, or promise not contained in this Agreement shall be valid or binding.

BNYM Comments	Page 10	8/11/2008

(b) This Agreement may be enforced only by the parties hereto and shall be interpreted, construed, enforced and administered in accordance with the internal substantive laws (and not the choice of law rules) of the State of New Jersey. Each of the parties hereto hereby submits to the personal jurisdiction of, and each agrees that all proceedings relating hereto shall be brought in, courts located within the State of New Jersey. Each of the parties hereto hereby waives the right to a trial by a jury. To the extent that in any jurisdiction any party hereto may be entitled to claim, for itself or its assets, immunity from suit, execution, attachment (whether before or after judgment) or other legal process, each hereby irrevocably agrees not to claim, and hereby waives, such immunity. Each party hereto waives personal service of process and consents to service of process by certified or registered mail, return receipt requested, directed to it at the address last specified for notices hereunder.

(c) This Agreement may be executed in several counterparts, which taken together, shall constitute one and the same document. All section headings used herein are for convenience and ease of reference only and do not constitute part of this Agreement and shall not be referred to for the purpose of defining, interpreting, construing or enforcing any of the provisions of this Agreement. All pronouns and variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the party or parties to this Agreement may require.

(d) This Agreement may not be assigned by any party without the prior written consent of the other parties hereto and any purported assignment made in violation of the foregoing shall be void and have no legal effect; except that consent is not required for an assignment to an BNYM affiliate. This Agreement may be modified only by a written amendment signed by all of the parties hereto and no waiver of any provision hereof shall be effective unless expressed in a writing signed by the party to be charged. No waiver of the breach of any provision or term of this Agreement shall be deemed or construed to be a waiver of any other or subsequent breach.

(e) No implied duties or obligations shall be read into this Agreement against the Agent and the Agent, in its capacity as such, shall not be bound by any provision of any agreement between THE COMMUNITY BANK and any other person or entity other than this Agreement, and the Agent shall have no duty to inquire into, or to take into account its knowledge of, the terms and conditions of any agreement made or entered into in connection with this Agreement.

(f) Should any term or provision, or portion of such provision, of this Agreement be invalid or unenforceable because the scope thereof or the period covered thereby or otherwise, such term, provision, or portion of such provision, shall be deemed to be reduced and limited to enable BNYM or THE COMMUNITY BANK, as applicable, to enforce it to the maximum extent permissible under the laws and public policies applied under the jurisdiction in which enforcement is sought. If any term or provision of this Agreement is held or deemed to be invalid or unenforceable, in whole or in part, by a court of competent jurisdiction, such term or provision shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement which shall be construed to preserve, to the maximum extent permissible, the intent and purposes of this Agreement. Any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such terms or provisions in any other jurisdiction.

BNYM Comments	Page 11	8/11/2008

(g) The Agent, in furnishing services to THE COMMUNITY BANK under this Agreement, is acting only as an independent contractor. The Agent does not undertake by this Agreement or otherwise to perform any obligation of THE COMMUNITY BANK, whether regulatory or contractual. The Agent has the sole right and obligation to supervise, manage, contract, direct, procure, perform or cause to be performed, all work to be performed by the Agent under this Agreement unless otherwise provided in this Agreement. THE COMMUNITY BANK understands and agrees that the Agent may perform services substantially similar to those to be performed hereunder for others and nothing herein is intended to restrict or prohibit the Agent from performing such services for others. The parties each agree that, during the term of this Agreement and for three (3) years thereafter, neither party shall, except with the prior consent of the other, offer employment to or employ any person employed then or within the preceding twelve months by the other.

(h) All media releases, public announcements and public disclosures by either party or its employees or agents relating to this Agreement or the subject matter of this Agreement, including without limitation promotional or marketing material, but not including any announcement intended solely for internal distribution at such party or any disclosure required by legal, accounting or regulatory requirements beyond the reasonable control of such party, shall be coordinated with and approved by the other party prior to the release thereof, which approval shall not be unreasonably withheld.

(i) The parties shall abide by a standard of good faith and fair dealing in all aspects of their business relationship and dealings with each other, including with respect to the performance of their respective obligations and the exercise of their respective rights under this Agreement.

(j) Customer Identification Program. THE COMMUNITY BANK acknowledges that Agent is subject to the customer identification program (“Customer Identification Program”) requirements under the USA PATRIOT Act and its implementing regulations, and that Agent must obtain, verify and record information that allows Agent to identify THE COMMUNITY BANK Accordingly, prior to accepting an appointment hereunder, Agent may request information from THE COMMUNITY BANK that will help Agent identify THE COMMUNITY BANK, including without limitation THE COMMUNITY BANK’s physical address, tax identification number, organizational documents, certificate of good standing, license to do business, or any other information that Agent deems necessary. THE COMMUNITY BANK agrees that Agent cannot accept an appointment hereunder unless and until Agent verifies THE COMMUNITY BANK’s identity in accordance with the Customer Identification Program requirements.

[The remainder of this page has been intentionally left blank. Signature page follows.]

BNYM Comments	Page 12	8/11/2008

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed copy of this Agreement, whereupon it will become a binding contract among the parties hereto in accordance with its terms.

Sincerely,

The Community Bank

By:
Name:
Title:

The foregoing Agreement is hereby agreed and accepted as of the          day of August, 2008.

Mellon Investor Services, LLC.

By:
Name:	Michael Battista
Title:	Event Manager, Corporate Actions

BNYM Comments	Page 13	8/11/2008

Appendix A

Services of The Bank of New York Mellon:

•	BNYM will act as data processing agent for The Community Bank.

•	Community Bank has approximately 22,000 depositors eligible to participate in the conversion offer.

•	Approximately 1,500 depositors and others will participate in the conversion offering and become common stock shareowners.

•	Depositors will need to approve the Plan of Conversion, voting in person at the Special Meeting. No voting forms or proxy cards are anticipated to be mailed to depositors,

•	The eligibility record date and one or two other record dates will be set.

•

BNYM will receive record date and test date customer files from The Community Bank in an agreed upon file layout / format. Records will be processed for the purposes of both vote calculation and stock order eligibility category.

•	BNYM will provide sample processed records to The Community Bank to review.

•	BNYM will create a Folio View CD with stock information details for inquiry by The Community Bank and the Stock Information Center.

•

BNYM will produce a print file (on a consolidated and householded basis) for the financial printer. The financial printer will print applicable information on the stock order form and mail to the customer’s name and address of record.

•

BNYM will prepare a second print file (of the entire voting record date base or of a targeted subset) for the financial printer, who will mail a meeting reminder notice to the customer’s name and address of record.

•

As a Special Service, BNYM will make automated, pre-recorded calls to approximately 7,000 households of the entire voting record date base. BNYM will make phone calls once to each phone number and leave a non-personalized generic voice mail.

•	BNYM will receive stock orders periodically and will enter them into BNYM’s S&L system and provide reports and an excel spreadsheet file to The Community Bank .

•	BNYM will mail stock order acknowledgement letters to subscribers.

•

BNYM will serve as Inspector of Election. At the Special Meeting, Mellon will provide staff and laptops accessing Mellon’s system. Mellon will input and tabulate votes cast, in person, at the meeting. It is currently expected that there will be no more than 100 depositor attendees.

BNYM Comments	Page 14	8/11/2008

•	BNYM will create and mail refund/interest checks to subscribers and will create and mail related 1099s.

•	BNYM will provide account withdrawal and refund/interest records to The Community Bank.

•	BNYM will send the transfer agent for the new public company a file of the investors receiving common stock in the subscription and community offerings.

BNYM Comments	Page 15	8/11/2008

APPENDIX B

BNY Mellon Shareowner Services

Schedule of Fees

As Data Processing Agent

Minimum Fee	$30,000.00
Includes Management and set-up fee
Exclusive of Special Services and out of pocket expenses
Conversion of files, per depositor (Largest File only)	Included
Processing Fee Stock Orders, up to 1,500 stock orders[1]	Included
Folio View CD	Included
Account Withdrawal & Refund/Interest File	Included

Special Services (if required)
* Pro-ration (over subscription)	$7.50 per stock order receiving stock
* Resolicitation of stock orders	$7.50 each resolicitation stock order
* Additional Reminder mailing file	$750.00 each
* Pre-Recorded Phone Calls	$1,000.00 Set-Up and $.15 per minute
* Telephone Number Research File	$.50 per number (subject to a $500 minimum)
* Attorney Review of Agreement (if there are significant variations on the standard language)	$1,000.00
Programming Costs	$250/hour for special requests
* Additional Special Services	By Agreement

Out of Pocket Expenses	Additional

Including Postage, Printing, Stationery (except checks),

Transportation related to Special Meeting or other travel.

Overtime charges, if any, will be agreed to in advance of incurrrence.

[1]	Each stock order processed above 1,500 will be charged an additional $7.50 per stock order

BNYM Comments	Page 16	8/11/2008